

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 16, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. John G. Finneran, Jr.
Executive Vice President, General Counsel
and Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: **Capital One Auto Receivables, LLC
Registration Statement on Form S-3
Filed May 20, 2010
File No. 333-166977**

Dear Mr. Finneran:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us

with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Notes section on page S-31 and The Transfer Agreements and the Indenture section on page S-34 in the prospectus supplement, states that you will file any documents "after we issue the notes," please revise your disclosure accordingly.

3.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Risk Factors, page S-12

5.   Please create a risk factor to discuss the general issues with respect to the ABS market and the specific issues with respect to the securitization of motor vehicle installment loans in light of the current credit market conditions.

The Receivables Pool, page S-22

6.   We note your statement that FICO scores are based on independent third party information, "the accuracy of which cannot be verified." Please delete this disclaimer, as it is not appropriate in a registration statement.

The Transfer Agreements and the Indenture, page S-34
Extensions of Receivables Final Payment Dates, page S-40

7.   It appears that you contemplate including loans that have been modified in the
        asset pool. If so, revise to provide bracketed form disclosure indicating that
        you will describe the nature of the modification(s) and provide data regarding
        the number of modified loans in both the Summary of Terms section and The
        Receivables Pool section of the prospectus supplement.

Forward-Looking Statements, page S-48

8.   Since the Private Securities Litigation Reform Act does not apply to initial
        public offerings, either delete the first sentence of this section or revise.
        Similarly revise page 67 of the base prospectus.

Prospectus

Origination and Servicing Procedures, page 10
Origination; Origination Channels, page 11

9.   We note your disclosure in the fifth paragraph of this section. Please advise
        whether the asset pool with include any loans that would be exceptions to the
        underwriting criteria. If so, revise to provide bracketed form disclosure
        indicating that you will describe the nature of the exception(s) and provide
        data regarding the number of exception loans in both the Summary of Terms
        section and The Receivables Pool section of the prospectus supplement.

The Securities, page 19
The Notes, page 19

10.   We note your statement that each class of notes may have a "fixed, variable or
        adjustable interest rate" that will be specified in the applicable prospectus
        supplement. Please revise to specify the indices that may be used to
        determine the interest rate on the notes. Please similarly revise The
        Certificates section on page 20. Refer to Item 1113(a)(3) of Regulation AB.

11.   We note that in the last paragraph of this section and on page 21 of the base
        prospectus your statement that the issuing entity may issue securities from
        time to time and use the proceeds of this issuance to make principal payments
        on other classes of securities of that series. Given the disclosures noted
        above, please provide us with your analysis as to why you are not a series trust
        or delete these references.

Revolving Period and Amortization Period, page 21

12.   Please revise this section to disclose the maximum amount of additional assets
        that may be acquired during the revolving period. Refer to Item 1111(g)(3) of
        Regulation AB.

The Transaction Documents, page 31
Credit and Cash Flow Enhancement, page 34

13.   Please revise this section to provide a brief summary of the credit or cash flow
        enhancement that is provided by each of the items listed in the second
        sentence of this section.

14.   We note the last sentence of this section. Please advise as to how a form of
        credit enhancement may cover more than one series of securities.
        Alternatively, delete this statement.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the

above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

                                     Regards,

                                     Julie F. Rizzo
                                     Attorney-Advisor

cc: Amy Campbell, Esq. *via facsimile* (703) 720-2221